UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 11-K

(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the year ended December 31, 2006

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

COMMISSION FILE NUMBER 1-6780

RAYONIER INVESTMENT AND SAVINGS PLAN

FOR SALARIED EMPLOYEES

RAYONIER INC.

50 North Laura Street

Jacksonville, Florida 32202

Telephone Number: (904) 357-9100

(Principal Executive Office)

(Name and address of Issuer of the securities held pursuant to the Plan)

RAYONIER INVESTMENT AND SAVINGS

PLAN FOR SALARIED EMPLOYEES

PLAN NUMBER 100

EMPLOYER IDENTIFICATION NUMBER 13-2607329

AS OF DECEMBER 31, 2006 AND 2005

AND FOR THE YEAR ENDED DECEMBER 31, 2006

Note: Other schedules required by Section 2520.103 – 10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

i

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administration Committee of the

Rayonier Investment and Savings Plan for Salaried Employees

Jacksonville, Florida

We have audited the accompanying statement of net assets available for benefits of the Rayonier Investment and Savings Plan for Salaried Employees (the “Plan”) as of December 31, 2006 and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of the Plan as of December 31, 2005 were audited by other auditors whose report dated June 23, 2006 (June 27, 2007 as to the effects of the adoption of FASB Staff Position AAG INV-1 and SOP 94-4-1 described in Note 2), expressed an unqualified opinion on those statements.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2006, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. Such supplemental schedule has been subjected to the auditing procedures applied in our audit of the 2006 financial statements and, in our opinion, is fairly stated, in all material respects, when considered in relation to the basic financial statements taken as a whole.

As further described in Note 2, the Plan adopted FSP AAG INV-1 and SOP 94-4-1 for the years ended December 31, 2006 and 2005.

/s/ ENNIS PELLUM & ASSOCIATES, P.A.

Certified Public Accountants

Jacksonville, Florida

June 25, 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustee and Participants of

Rayonier Investment and Savings Plan for Salaried Employees

Jacksonville, Florida

We have audited the accompanying statement of net assets available for benefits of Rayonier Investment and Savings Plan for Salaried Employees (the “Plan”) as of December 31, 2005. This financial statement is the responsibility of the Plan’s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statement presents fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2 to the financial statements, the Plan adopted FASB Staff Position AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans on January 1, 2006. The Statement of Net Assets Available for Benefits as of December 31, 2005 has been restated to reflect the retrospective presentation required by FASB Staff Position AAG INV-1 and SOP 94-4-1.

/s/ DELOITTE & TOUCHE LLP

Certified Public Accountants

Jacksonville, Florida

June 23, 2006 (June 27, 2007 as to the effects of the adoption of FASB Staff Position AAG INV-1 and SOP 94-4-1 described in Note 2)

RAYONIER INVESTMENT AND SAVINGS PLAN FOR SALARIED EMPLOYEES

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31,

	2006	2005
		Participant Directed	Non-Participant Directed	Total
ASSETS
Investments, at fair value (See Notes 2 and 3)	$137,379,752	$78,824,065	$51,235,688	$130,059,753

Receivables:
Accrued interest and dividends	721,413	1,665	433	2,098
Participants’ contributions	123,587	104,188	—	104,188
Employer contributions	129,317	—	56,569	56,569

Total receivables	974,317	105,853	57,002	162,855

NET ASSETS AVAILABLE FOR BENEFITS, AT FAIR VALUE	138,354,069	78,929,918	51,292,690	130,222,608

Adjustment from fair value to contract value for fully benefit-responsive investment contracts (See Note 2)	626,788	1,242,305	—	1,242,305

NET ASSETS AVAILABLE FOR BENEFITS	$138,980,857	$80,172,223	$51,292,690	$131,464,913

RAYONIER INVESTMENT AND SAVINGS PLAN FOR SALARIED EMPLOYEES

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2006

ADDITIONS TO NET ASSETS:
Investment income:
Net appreciation in fair value of investments (See Note 3)	$7,735,924
Dividends (See Note 4)	2,949,406
Interest	1,212,311

11,897,641
Contributions:
Employer	1,833,790
Participants’	4,782,073

6,615,863

Total additions	18,513,504

DEDUCTIONS FROM NET ASSETS:
Distributions to participants	10,719,167
Administrative expenses	278,393

Total deductions	10,997,560

Net increase	7,515,944

Net assets available for benefits:
Beginning of year	131,464,913

End of year	$138,980,857

RAYONIER INVESTMENT AND SAVINGS PLAN FOR SALARIED EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

1.	Description of the Plan

The following brief description of the Rayonier Investment and Savings Plan for Salaried Employees (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

(a)	General

The Plan is a defined contribution plan covering all eligible full-time salaried employees of Rayonier Inc. (the “Company” or the “Sponsor”). Effective April 1, 2006, full-time employees are eligible to participate in the Plan after completing 45 days of eligibility service. Prior to April 1, 2006, employees became eligible upon the first day of the month following their date of hire. In addition, part-time salaried employees who have worked 1,000 hours in a consecutive twelve-month period are also eligible to join the Plan. Employees covered by a collective bargaining agreement, leased employees, and non-resident aliens with no U.S. earned income are excluded by the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Massachusetts Mutual Life Insurance Company (“MassMutual” or “Trustee”) serves as the custodian and record keeper of the Plan, and maintains and administers the Plan’s investment assets for the benefit of participants. The trust forming part of the Plan (the “Trust”) maintains the Plan’s investment in Rayonier common stock and is administered by Investors Bank & Trust Company (“IBT”). MassMutual was appointed the record keeper for the assets held in the Trust under an agreement between Rayonier, MassMutual and IBT.

(b)	Contributions

As of October 1, 2006, participants may elect to contribute to the Plan up to 100 percent of the Internal Revenue Service (“IRS”) contribution limit on a before-tax basis, as defined. In addition, participants can contribute up to either 4 percent or 16 percent of their salary on an after-tax basis, dependent upon their total compensation, as defined. Prior to October 1, 2006, participants could contribute up to 16 percent of their salary, on a before-tax basis, and up to 4 percent of their salary on an after-tax basis, as defined.

The Company makes a matching contribution of 60 percent of the first 6 percent of each participant’s salary contributed to the Plan. Additionally, for participants hired prior to January 1, 2006, the Company may, at its discretion, contribute one-half of 1 percent of each participant’s salary to the participant’s retirement account (“retirement contributions”).

The Company closed enrollment in its pension and postretirement medical plans to new salaried employees hired after December 31, 2005. Effective January 1, 2006, new salaried employees are automatically enrolled in this Plan and may, at the Company’s discretion, receive an enhanced retirement contribution of 3 percent of their base salary, in addition to the standard matching contribution of 60 percent of the first 6 percent of their salary contributed to the Plan.

Matching Company contributions and retirement contributions are initially invested in the Rayonier Inc. Common Stock Fund. Effective July 1, 2005, participants can elect to transfer contributions of Company and retirement contributions into any available investment under the Plan.

RAYONIER INVESTMENT AND SAVINGS PLAN FOR SALARIED EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

Participant pre-tax contributions were limited by the IRS to $15,000 and $14,000 during the years ended December 31, 2006 and 2005, respectively. In addition, individuals age 50 or older by the end of the Plan year can make “catch-up” contributions to the Plan if their contributions would otherwise be limited. These additional pre-tax contributions were limited by the IRS to $5,000 and $4,000 during the years ended December 31, 2006 and 2005, respectively.

(c)	Participant Accounts

Each participant’s account is credited with their contribution and the related Company contribution. Plan earnings and losses and administrative expenses are allocated to participant accounts based upon account balances.

(d)	Vesting

Participants are immediately vested in their contributions as well as retirement contributions plus actual earnings/losses thereon. Vesting in the participant’s Company contribution account plus actual earnings/losses thereon is based on years of service. A participant vests 20 percent after each year of service; full vesting occurs after five years of service.

(e)	Forfeitures

Forfeited non-vested accounts may be used to reduce future employer contributions or to pay for administrative expenses related to the Plan. At December 31, 2006 and 2005, forfeited, non-vested accounts totaled $540,692 and $372,620, respectively, and remain available in the Fixed Income Fund (MassMutual GIA) to reduce future employer contributions.

(f)	Investment Options

Participants direct the investment of their contributions into various investment options offered by the Plan, as listed in the accompanying schedule of assets (held at end of year).

Upon enrollment in the Plan, participants may direct their contributions and balance transfers in one percent increments to any of the funds. In addition, participants may change their investment options daily with the exception of two investment options which may require specified waiting periods.

In 2006, the Plan’s Administration Committee approved the addition of five targeted retirement date lifestyle investment options (Barclays Global Investors LifePath Portfolios consisting of Retirement, 2010, 2020, 2030 and 2040 investment options), and a core fixed income investment option (BlackRock Bond), to the Plan’s investment options effective April 1, 2006. Also effective April 1, 2006, the MassMutual Select Strategic Balanced Fund was discontinued as an investment option and any investment assets remaining in this fund on or after May 1, 2006 were moved into a Barclays Global Investors LifePath Portfolio as follows based on the respective member’s age as of May 1:

Discontinued Investment Option	New Investment Option
Select Strategic Balanced	Barclays LifePath 2040 if under age 30
Select Strategic Balanced	Barclays LifePath 2030 if age 30 - 39
Select Strategic Balanced	Barclays LifePath 2020 if age 40 - 49
Select Strategic Balanced	Barclays LifePath 2010 if age 50 - 59
Select Strategic Balanced	Barclays LifePath Retirement if age 60 or older

RAYONIER INVESTMENT AND SAVINGS PLAN FOR SALARIED EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

(g)	Participant Loans

Participants may borrow a minimum of $1,000 from their fund accounts. Loan amounts may not exceed the lesser of (a) 50 percent of the participant’s vested balance or (b) $50,000 reduced by the participant’s highest outstanding loan balance, if any, during the prior one-year period. In no event may a participant borrow from retirement contributions provided by the Company. Loan terms range from one to five years or up to fifteen years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at prime rate plus one percent. The outstanding loans were at fixed interest rates that ranged from 5.00 percent to 10.50 percent at December 31, 2006 and December 31, 2005. Principal and interest are paid ratably through bi-weekly payroll deductions. Loan transactions are treated as transfers between the investment funds and the loan fund. Participant loans are recorded in the “Investments, at fair value” line in the Statements of Net Assets Available for Benefits as of December 31, 2006 and 2005.

Loan repayments in 2006 amounted to $754,780, while new loans to participants were $589,000.

(h)	Payment of Benefits and Withdrawals

Plan benefits are payable to participants at the time of termination or retirement (including early retirement), in the case of becoming permanently and totally disabled, or to their beneficiaries in the event of death, and are based on the fully vested balance of their accounts. Alternatively, a participant may elect to defer distribution until April 1 of the year following the participant’s attainment of age 70-1/2, provided the participant’s vested account balance exceeds $1,000. The participant may elect to receive one lump-sum payment or benefit payments on annual, semi-annual, quarterly, or monthly installments, generally over a period not to exceed twenty years.

Withdrawals of any amount may be made from the participant’s after-tax account balance in excess of a prescribed minimum. Withdrawals from before-tax account balances are prohibited before attaining the age of 59-1/2 except in the case of death, permanent and total disability, or financial hardship. Existence of financial hardship is determined by IRS criteria.

2.	Summary of Significant Accounting Policies

(a)	Basis of Accounting

The accompanying financial statements of the Plan are prepared under the accrual method of accounting with the exception of distributions to participants, which are recorded when paid.

RAYONIER INVESTMENT AND SAVINGS PLAN FOR SALARIED EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

(b)	New Accounting Pronouncement

Effective January 1, 2006, the Plan adopted the provisions of FASB Staff Position FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans, (the “FSP”) with respect to fully benefit-responsive investment contracts such as those held by the Fixed Income Fund (MassMutual GIA), which is provided as a core investment option to participants in the Plan. As described in the FSP, investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value (generally equal to historical cost plus accrued interest) is the relevant measure for fully benefit-responsive investment contracts because it represents the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.

As required by the FSP, all Plan investments are presented at fair value in the statements of net assets available for benefits and an adjustment is made to revalue the fair value of the Fixed Income Fund (MassMutual GIA) to contract value. Prior year balances have been restated accordingly. The statement of changes in net assets available for benefits is prepared on a contract value basis.

(c)	Use of Estimates

The preparation of the financial statements requires the use of certain estimates in determining the reported amount of assets and liabilities at the date of the financial statements and the reported amount of contributions, earnings, distributions and expenses during the reporting period. Actual results could differ from those estimates.

(d)	Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Investment in Rayonier Inc. common stock is based upon its quoted market price. Participant loans are valued at their outstanding principal balances, which approximates fair value. The fair value of the Fixed Income Fund (MassMutual GIA) is calculated by discounting the related cash flows based on current yields of similar instruments with comparable durations. The guaranteed interest rate is determined every six months thus allowing the Plan Sponsor and participants to make informed decisions regarding current allocations. The guaranteed interest rate was 4.25 and 4.00 percent as of December 31, 2006 and 2005, respectively.

Purchases and sales of securities are recorded on a trade-date basis. The cost of securities sold is determined on the average-cost basis. Interest income and dividends are recorded on the accrual basis.

RAYONIER INVESTMENT AND SAVINGS PLAN FOR SALARIED EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

3.	Investments

The following table presents the fair value of investments held by the Plan as of December 31:

	2006		2005
Rayonier Inc. Stock Fund (participant directed)	$60,322,647	*	$16,176,924	*
Rayonier Inc. Stock Fund (non-participant directed)	—		47,154,211	*
Fixed Income Fund (MassMutual GIA)	26,518,166	*	23,773,639	*
MassMutual Select Strategic Balanced Fund	—		6,578,337	*
MassMutual Select Indexed Equity Fund	24,451,166	*	22,302,773	*
MassMutual Select Small Company Value Fund	4,969,635		3,666,214
MassMutual Select Small Company Growth Fund	2,262,098		1,388,418
MassMutual Select Overseas Fund	5,103,541		1,971,019
Black Rock Total Return Portfolio II	305,933		—
Barclay’s LifePath Retirement Fund	1,985,126		—
Barclay’s LifePath 2010 Fund	2,848,182		—
Barclay’s LifePath 2020 Fund	3,164,550		—
Barclay’s LifePath 2030 Fund	726,235		—
Barclay’s LifePath 2040 Fund	594,877		—
Cash and Short-term Investments Fund (non-participant directed)	—		4,081,477
Cash and Short-term Investments Fund (participant directed)	2,726,575		1,400,208
Primco Holding Fund	469		201
Participant loans receivable	1,400,552		1,566,332

Total investments, at fair value	$137,379,752		$130,059,753

* Denotes investments that represent five percent or more of the Plan’s net assets.

During 2006, the Plan’s investments (including gains and losses on investments bought, sold and held during the year) appreciated in value by $7,735,924 as follows:

Separate Investment Accounts	$5,771,880
Common Stock	1,964,044

Total	$7,735,924

RAYONIER INVESTMENT AND SAVINGS PLAN FOR SALARIED EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

4.	Dividends

The Plan received regular cash dividends of $1.88 per share of Rayonier Inc. stock owned, totaling $2,949,406 for the year ended December 31, 2006.

5.	Related Party Transactions

Transactions with IBT and MassMutual qualify as party-in-interest transactions. Investment management expenses for each of the Plan’s MassMutual investment options are applied against each fund’s return at the participant level. During 2006, the Plan incurred approximately $237,331 in investment management fees related to the MassMutual Select funds. In addition, the Sponsor paid certain plan expenses totaling $45,980.

Certain Plan investments are in Rayonier Inc. common stock. As Rayonier Inc. is the Sponsor, these transactions also qualify as party-in-interest transactions. At December 31, 2006 and 2005, the Plan held 1,469,492 and 1,589,238 shares of Rayonier Inc. common stock, respectively, which represented 1.91 percent and 2.09 percent, respectively, of the total shares outstanding.

6.	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

7.	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

8.	Tax Status

The Internal Revenue Service has determined and informed the Plan Administrator by a letter dated July 8, 2004, that the Plan is designed in accordance with the applicable requirements of the Internal Revenue Code; therefore, no provision for income taxes has been included in the Plan’s financial statements. Although the Plan has been amended since receiving the determination letter, the Plan Administrator believes the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Service.

RAYONIER INVESTMENT AND SAVINGS PLAN FOR SALARIED EMPLOYEES

SCHEDULE H, LINE 4i: SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2006

PLAN NUMBER 100

EMPLOYER IDENTIFICATION NUMBER 13-2607329

	Description	Units	Cost	Current Value
*	Rayonier Inc. Stock Fund [1]	1,469,492	**	$60,322,647
*	Fixed Income Fund (MassMutual GIA)	26,518,166	**	26,518,166
*	MassMutual Select Indexed Equity Fund	183,395	**	24,451,166
*	MassMutual Select Overseas Fund	31,970	**	4,969,635
*	MassMutual Select Small Company Growth Fund	17,490	**	2,262,098
*	MassMutual Select Small Company Value Fund	28,234	**	5,103,541
	Black Rock Total Return Portfolio II	2,661	**	305,933
	Barclay’s LifePath Retirement Fund	187,328	**	1,985,126
	Barclay’s LifePath 2010 Fund	264,427	**	2,848,182
	Barclay’s LifePath 2020 Fund	291,508	**	3,164,550
	Barclay’s LifePath 2030 Fund	65,978	**	726,235
	Barclay’s LifePath 2040 Fund	54,743	**	594,877
*	Cash and Short-term Investment Fund	2,726,575	**	2,726,575
*	Holding Account	459	**	469
*	Participant loans receivable [2]	1,400,552	**	1,400,552

				$137,379,752

*	Denotes Party In-Interest.
**	Investments are participant directed, thus cost information is not required.
[1]	Denotes actual shares held by Plan.
[2]	The loans bear fixed interest rates that range from 5.00 percent to 10.50 percent.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administration Committee for the Rayonier Investment and Savings Plan for Salaried Employees have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

Rayonier Investment and Savings Plan for Salaried Employees
(Name of Plan)

June 27, 2007	/s/ W. EDWIN FRAZIER, III
W. Edwin Frazier, III
Plan Administrator